FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 29, 2003

Commission File Number:  001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated September 30, 2003 regarding the redemption of Series A of the 27th Issue of the Second Program of Commercial Paper.

2.	Free translation of a letter to CONASEV dated October 7, 2003 regarding certain decisions adopted by the Board of Directors.

3.	Press Release dated September 26, 2003 regarding the launch of Speedy Wi-Fi.

4.	Free translation of a letter to CONASEV dated October 16, 2003 regarding the redemption of Series C of the 24th Issue of the Second Program of Telefónica del Perú Commercial Paper.

5.	Free translation of a letter to CONASEV dated October 16, 2003 regarding a lawsuit.

6.	Free translation of a letter to CONASEV dated October 19, 2003 regarding the redemption of Series F of the 26th Issue of the Second Program of Commercial Paper.

Item 1

TRANSLATION

GCF-220-A1-0874-03

Lima, September 30, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S:A.A. informs you about the redemption of the Series A of the 27th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

27th	A	183	03.31.03	09.30.03	S/. 30,500,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 2

TRANSLATION

Lima, October 7, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:	Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs about the following agreements reached at the Telefónica del Perú S.A.A.’S Board of Directors held today:

➢	Acceptance of the resignation of Mr.Vicente Murcia Navarro as Director of the Company.
➢	Acceptance of the resignation of Mr. Eduardo Caride as member of the Audit Committee.
➢	Appointment of Mr. Luis J. Bastida as a director of the Company and as a member of the Audit Committee.
➢	Modification of the name of the “Gerencia Central de Planificación y Desarrollo” to “Gerencia Central de Planificación Estratégica y Desarrollo de Productos y Servicios” and appointment of Mr. Renán Oliveira de Barros Leal, Brazilian, with passport No. CL949437 as its manager.

Enclosed find the updated information regarding the Telefónica Economic Group in relation to the designation of Mr. Bastida as Director of the Company.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TELEFÓNICA DEL PERÚ S.A.A.

1. CIIU:	64207
2. R.U.C.:	20100017491
3. Address:	Av. Arequipa 1155, Santa Beatriz, Lima
4. Legal Representative:	Revilla Vergara, Juan

5.  Shareholders with 5% or more of the capital stock:

     Telefónica Internacional, S.A.

     Telefónica Perú Holding S.A.C.

6.  Board of Directors:

Almansa Moreno-Barreda Fernando José de	Passport N° Q754885

Álvarez Pallete López, José María	Passport N° 50705869-T

Caride, Eduardo	Passport N° 12093391

Colomer Guiu, José Antonio	Carné extranjería N° N-108853

Ferrari Herrero, Alfonso	00103821E

Nadal Ariño, Javier	Passport N° 73180805-A.

Luis J. Bastida Ibargüen	Passport N°

Revilla Vergara, Juan	D.N.I. N° 08234014.

Used Aznar, Enrique	Passport N° 17793130

7.  Chief Executive Officer

     Revilla Vergara, Juan

Item 3

Nota de Prensa

Press Release

TELEFONICA LAUNCHES IN PERU ITS FIRST

SPEEDY WI-FI NETWORK IN LATIN AMERICA

•	Through Telefonica’s SpeedyWi-fi broad band service, Internet users will be able to have wireless access to the Internet from public places (hot spots).

•	In this way, the main business establishments, hotels, restaurants and airports, as well as the most important Universities, will join the first wireless Internet connection in Peru.

•	Telefonica continues betting on the broad band technology, as an indispensable means for the development of the Information Society in Peru.

Lima, September 26, 2003.- Telefonica del Perú presented today its new service, Speedy Wi-Fi, which will allow Internet users to navigate the Internet in broad band from a laptop or personal assistant (Personal Digital Assistant- PDA) without the need to have the equipment connected to any cable; that is, in wireless mode. Connection through Speedy Wi-Fi will be available in public places (hot spots) such as airports, restaurants, universities and hotels, among others.

This new service has become a reality thanks to the convergence of two state-of-the-art technologies: Asymmetric Digital Subscriber Line (ADSL) which provides broad band access to the Internet by the hot spot, and Wireless Fidelity (Wi-Fi), which provides wireless access between the final user and the hot spot.

Peru at the forefront

The Wi-Fi technology, known as Speedy Wi-Fi, is starting to develop in the United States, and in some countries of Europe and South East Asia. In Latin America, Peru is the first country to launch this initiative of Grupo Telefonica.

To this end, the main commercial establishments, such as hotels, restaurants, airports and the most representative universities of the country have joined the first wireless Internet connection network in Peru.

Para más información / For further information Gerencia de Comunicación e Imagen Corporativa Contactarse con: Juan Carlos de la Fuente Umetsu
Edith Mori Villegas	Teléfonos: 210-1130, 2101131
Fax: 470-1617
Avenida Arequipa 1155, Piso 7 Santa Beatriz, Lima	e-mail: jdelafuente@tp.com.pe

Speedy Wi-Fi represents a major step forward in the dissemination of information technology in Peru, since it offers access to the Internet at great speed, due to the use of the broad band, and at the same time offers great mobility and freedom, since no connection cables are required.

Telefonica’s betting on broad band technology, as an indispensable means for the development of Information Society in Peru, is reflected by the total investments that the company will make in developing the broad band, which exceed US$ 150 million in the forthcoming years.

Launching: first three months free

The service will be available starting at the end of October and will be provided free of charge during the first three months. To date, the following establishments have joined: Centro Empresarial, Centro Comercial Larcomar, News Café, Hotel Los Delfines, Hotel Meliá, Sofitel, Hotel Country Club, Hotel Las Américas, Hotel Sheraton, as well as Universidad de Lima, Universidad del Pacífico, Universidad San Ignacio de Loyola, Universidad San Martín, the Pad of Universidad de Piura, Club Regatas Lima, Saga Falabella and the VIP rooms, The VIP Club, Nuevo Mundo VIP Room and Lima Airport Partners of the Jorge Chavez Airport.

Subsequently, new hot spots will be added in other points of Lima and provinces, in accordance with the increase in demand.

Item 4

TRANSLATION

GCF-220-A1-0886-03

Lima, October 16, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series C of the 24th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

24th	C	360	10.21.02	10.16.03	S/.10,200,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 5

TRANSLATION

GGR-135-A-    -2003

Lima, October 16, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:  Key Events

Dear Sirs,

As it is publicly known and according to Article 28th of the Peruvian Capital Markets Law and regarding the rules related to Key Events, Private Information and Other Communications, Telefónica del Perú S.A.A. informs you that the Constitutional Court of Justice has published in its web site the decision regarding the unconstitutional claim filed against certain Articles of Law No. 26285 and the Concession Contract entered by and between the Peruvian Government and Telefónica del Perú S.A.A. It is important to remark that Telefónica del Perú S.A.A. has not been part in this lawsuit.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 6

TRANSLATION

GGF-220-A1-0889-03

Lima, October 19, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:  Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series F of the 26th Issue of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Maturity	Nominal Price

26th	F	180 days	04.22.03	10.19.03	US$7,375,000.00

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

2.	SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: October 29, 2003	By:	/S/ JULIA MARÍA MORALES VALENTÍN
		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.